November 18, 2009
Mr. John R. Zitko
Attorney-Advisor
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Re:	Export Development Canada Registration Statement under Schedule B File No. 333-162531 Filed October 16, 2009
Dear Mr. Zitko:
     We have received your comment letter dated November 12, 2009 related to the above filing and are responding to your comments on behalf of Export Development Canada (“EDC”). For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your November 12, 2009 comment letter, and is followed by the corresponding response of EDC.
Schedule B filed October 16, 2009
General
1.	Please update all statistics to provide the most recent data available. In connection with this comment, please add disclosure to your registration statement discussing the impact of the current financial crisis in terms of its impact upon EDC to date and the projected impact on future operations, updating and expanding upon the discussion found in EDC’s Annual Report 2008, incorporated as Exhibit 99.3 to EDC’s Form 18-K filed on May 6, 2009.

Mr. John R. Zitko
Securities and Exchange Commission
November 18, 2009

EDC does not believe that any new events have occurred since the time of the disclosure provided in EDC’s Form 18-K filed on May 6, 2009 as a result of the current financial crisis which are material to investors. EDC believes that the disclosure in its Form 18-K, which was filed in May of 2009, already discusses in detail the impact of the financial crisis which began in the fall of 2008 and which has not worsened since the preparation of EDC’s disclosure. EDC does propose, however, to file the press release identified by the SEC Staff in comment 2 below as an exhibit to the Form 18-K/A proposed to be filed in response to the SEC Staff’s comment 6 below.

2.	We note the press release EDC Reports Business volumes of $38.2 Billion for First Half of 2009, available at http://news.gc.ca/web/article-eng.do?m=/index&nid=480909. Please confirm whether the financial statements incorporated by reference into your Schedule B are the most recent published by EDC.

In response to the Staff’s comment, EDC confirms that the financial statements incorporated by reference into EDC’s registration statement on Schedule B are the most recent financial statements published by EDC. EDC believes that these financial statements fully comply with the relevant provisions of the Securities Act of 1933 relevant to foreign sovereign issuers, including the requirements of Section 10(a)(3) that such financial statements be as of a date not more than sixteen months old.

EDC also understands that the Securities Act of 1933 requires that when the registration statement becomes effective, it may not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. EDC believes that its registration statement as filed fully complies with this requirement. EDC acknowledges that it issued the press release identified by the SEC staff presenting certain financial data for the six-month period ended June 30, 2009 and EDC believes such announced results are consistent with and do not represent a material departure from the financial statements included or incorporated by reference into the registration statement. Accordingly, EDC does not believe any amendment to its disclosure should be required. Nevertheless, EDC proposes to file a copy of such press release as an exhibit to the Form 18-K/A which EDC proposes to file in response to comment 6 below.

3.	Please revise your disclosure to provide the amount of the funded debt and the estimated amount of the floating debt outstanding and to be created by the securities to be offered, excluding intergovernmental debt, and a brief description of the date, maturity, character of such debt, rate of interest, and the character of amortization provisions. Please provide this information as of the most recent practicable date.

Mr. John R. Zitko
Securities and Exchange Commission
November 18, 2009

In response to the Staff’s comment, EDC notes that EDC incorporates by reference into its registration statement Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) and all amendments thereto as well as EDC’s own Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) and all amendments thereto. Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368), which was filed with the SEC on December 19, 2008, provides a description of the amount of the funded debt and the estimated amount of the floating debt outstanding, excluding intergovernmental debt, and a brief description of the date, maturity, character of such debt, rate of interest, and the character of amortization provisions as of September 30, 2008 on pages 35-51 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Unmatured Market Debt”. In addition, updated information regarding Canada’s funded and floating debt is also provided on pages 20-22 of Exhibit 99.C-8 to Canada’s Amendment No. 5 on Form 18-K/A to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on November 6, 2009) under the caption “Federal Debt”. EDC likewise includes a description of the amount of its funded debt and the estimated amount of the floating debt outstanding, excluding intergovernmental debt, and a brief description of the date, maturity, character of such debt, rate of interest, and the character of amortization provisions as of December 31, 2008 on pages 93-96 of Exhibit 99.3 to its Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in footnotes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). EDC believes that there has been no change to such information that would be material to investors and believes that the information so provided fully complies with the requirement of the Securities Act of 1933 and the Securities Exchange Act of 1934 and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.
Where You Can Find More Information, page 2
4.	Please disclose the SEC file number of the Forms 18-K and the amendments incorporated by reference.

In response to the Staff’s comment, EDC proposes to file an amended registration statement under Schedule B to include the SEC file number of the Forms 18-Ks and the amendments thereto which are incorporated by reference.
Use of Proceeds, page 4
5.	If applicable, please revise this section to the extent EDC’s use of proceeds are impacted by the disclosure to be provided in response to comment one, above.

Mr. John R. Zitko
Securities and Exchange Commission
November 18, 2009

In response the Staff’s comment, EDC confirms that there is no impact to EDC’s use of proceeds based on any events or changes in disclosure.
Form 18-K filed May 6, 2009
6.	We note the answers provided referring to certain information included in EDC’s and Canada’s Annual Reports on Form 18-K. Where a “brief” answer is indicated, please indicate the particular sections of each filing or exhibit, additionally noting the relevant file number and page numbers. Please refer to Instruction 3 of Form 18-K.

In response to the Staff’s comment, EDC proposes to file Amendment No. 2 on Form 18-K/A to its Annual Report on Form 18-K for the fiscal year ended December 31, 2008 to restate its answers to Form 18-K so as to include references to particular sections for each filing or exhibit and to note the relevant file number and page numbers. In particular, set forth below are EDC’s proposed responses, marked to reflect changes from those initially provided on EDC’s Form 18-K as filed on May 6, 2009.

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Mr. John R. Zitko
Securities and Exchange Commission
November 18, 2009

~~Certain information concerning internal funded debt of the registrant is included in Exhibit 1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K.~~

Information concerning internal funded debt of EDC is included on page 2 of Exhibit 99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in footnotes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning internal funded debt of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Unmatured Market Debt”.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

~~Certain information concerning external funded debt of the registrant is included in Exhibit 1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K.~~

Information concerning external funded debt of EDC is included on page 2 of Exhibit 99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in footnotes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning external funded debt of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Unmatured Market Debt”.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

~~Certain information concerning the funded debt of the registrant is included in Exhibit 1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K.~~

Information concerning funded debt of EDC is included on page 2 of Exhibit 99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the

Mr. John R. Zitko
Securities and Exchange Commission
November 18, 2009

Consolidated Financial Statements” in footnotes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning funded debt of Canada is included on pages 35-51 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Tables and Supplementary Information”.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3. into the following:

(1) Total amount held by or for the account of the registrant.

As at December 31, 2008, no such amount was held by the registrant.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government): this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3) Total amount otherwise outstanding.

Not applicable.

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

~~Certain information~~

Information concerning internal floating indebtedness of ~~the registrant~~EDC is included ~~in~~on page 2 of Exhibit ~~1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K~~99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 to Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in footnotes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning internal floating indebtedness of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K

Mr. John R. Zitko
Securities and Exchange Commission
November 18, 2009

for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Unmatured Market Debt”.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

~~Certain information~~

Information concerning external floating indebtedness of ~~the registrant~~ EDC is included ~~in~~on page 2 of Exhibit ~~1 and Exhibit 3 hereto and in Canada’s Annual Report on Form 18-K~~99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in footnotes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning external floating indebtedness of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Unmatured Market Debt”.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures: there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to ~~Exhibit 1 and Exhibit 3 hereto~~pages 73-113 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Consolidated Financial Statements”.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of

Mr. John R. Zitko
Securities and Exchange Commission
November 18, 2009

the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See page 16 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008
(file no. 033-05368) (filed on December 19, 2008) under the caption “Foreign Exchange and International Reserves”.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity: if statistics have been established only in terms of value, such will suffice.

See pages 12-13 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “External Trade”.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See pages 14-15 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008
(file no. 033-05368) (filed on December 19, 2008) under the caption “Balance of Payments”.
* * * * *
EDC acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John R. Zitko
Securities and Exchange Commission
November 18, 2009

     We thank the Staff for its attention to EDC’s submission and we look forward to hearing from you regarding our responses. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5150.
Very truly yours,
/s/  Robert W. Mullen, Jr.
cc:     Guy Saint-Jacques